EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on its Series 42 and Series 25 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, June 01, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 42 (“Series 42 Shares”) (TSX: BAM.PF.G) for the five years commencing July 1, 2020 and ending June 30, 2025, and also determined the quarterly dividend on its floating rate Cumulative Class A Preference Shares, Series 25 (“Series 25 Shares”) (TSX: BAM.PR.S).

Series 42 Shares and Series 43 Shares

If declared, the fixed quarterly dividends on the Series 42 Shares during the five years commencing July 1, 2020 will be paid at an annual rate of 3.254% ($0.203375 per share per quarter).

Holders of Series 42 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on June 15, 2020, to convert all or part of their Series 42 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 43 (the “Series 43 Shares”), effective June 30, 2020.

The quarterly floating rate dividends on the Series 43 Shares will be paid at an annual rate, calculated for each quarter, of 2.84% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2020 to September 30, 2020 dividend period for the Series 43 Shares will be 0.78011% (3.095% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.1950275 per share, payable on September 30, 2020.

Holders of Series 42 Shares are not required to elect to convert all or any part of their Series 42 Shares into Series 43 Shares.

As provided in the share conditions of the Series 42 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 42 Shares outstanding after June 30, 2020, all remaining Series 42 Shares will be automatically converted into Series 43 Shares on a one-for-one basis effective June 30, 2020; or (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 43 Shares outstanding after June 30, 2020, no Series 42 Shares will be permitted to be converted into Series 43 Shares. There are currently 11,887,500 Series 42 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 43 Shares effective upon conversion. Listing of the Series 43 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX and, upon approval, the Series 43 Shares will be listed on the TSX under the trading symbol “BAM.PF.K”.

Series 25 Shares

The dividend on the Series 25 Shares is paid at an annual rate, calculated for each quarter, of 2.30% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the July 1, 2020 to September 30, 2020 dividend period will be 0.644% (2.555% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.161 per share, payable on September 30, 2020.

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $515 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com